June 15, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (717) 485-5134

David Cathell
Principal Executive Officer
Fulton Bancshares Corporation
100 Lincoln Way, East
McConnellsburg, PA 17233

	Re:	Fulton Bancshares Corporation
		Form 10-K for the year ended December 31, 2004
		File No. 33-85626

Dear Mr. Cathell:

	We have reviewed your response letter dated June 1, 2005 and have the following additional comments.

Form 10-K

Financial Statements

Note 1 - Significant Accounting Policies

Prior Period Adjustments, page 7

1. Please refer to prior comment 6 and revise the Selected Five-
Year
Financial Data and the Summary of Quarterly Financial Data to include the required pro-forma disclosures as required by paragraph 39 of APB
20. Please ensure that all related disclosures and column headings are marked "restated".

Note 14 - Dividends/Regulatory Matters/Contingencies, page 21

2. Please refer to prior comment 3 and revise here and in your MD&A to specifically disclose the nature of the OCC`s concerns and findings in the final reports referenced in your disclosure and their effect on your results of operations and financial condition. Also address any actions you intend to undertake to remediate these weaknesses.

*    *    *    *
       Please file an amendment in response to these comments within
10 business days. Include a response cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments. You may wish to provide us drafts of your intended revisions prior to filing your amendment.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3851 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


David Cathell
Fulton Bancshares Corporation
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